SECURITIES AND EXCHANGE COMMISSION
                                               Washington, DC 20549



                                                     FORM 11-K

                             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                    For the fiscal year ended December 31, 1996



                          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ____________ to _______________

                                          Commission file number 1-9148




                   THE SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND IT'S
                                                 SUBSIDIARIES
                                             (Full title of the Plan)




                                               THE PITTSTON COMPANY
                   (Name of the issuer of securities held pursuant to the Plan)


                                      P.O. BOX 4229,
                        1000 VIRGINIA CENTER PKWY.,
                     RICHMOND, VIRGINIA                               23058-4229
               (Address of issuer's principal                         (Zip Code)
                        executive offices)





                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                        Financial Statements and Schedules

                                            December 31, 1996 and 1995

                                    (With Independent Auditors' Report Thereon)



                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                    Index to Financial Statements and Schedules

                                            December 31, 1996 and 1995



Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996

Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1995

Statement of Changes in Net Assets Available for Plan Benefits, with Fund
   Information for the Year Ended December 31, 1996

Statement of Changes in Net Assets Available for Plan Benefits, with Fund
   Information for the Year Ended December 31, 1995

Notes to Financial Statements

                                                                       Schedules

Schedule of Assets Held for Investment Purposes
   as of December 31, 1996                                                     1

Schedule of Reportable Transactions
   for the Year Ended December 31, 1996                                        2


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required.



                                           INDEPENDENT AUDITORS' REPORT



The Compensation and Benefits Committee of
   the Board of Directors
The Pittston Company:


We have audited the accompanying statements of net assets available for plan benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Savings-Investment Plan of the Pittston Company and its Subsidiaries as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 27, 1997


                                                       SAVINGS-INVESTMENT PLAN
                                    OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
      Statement of Net Assets Available for Plan Benefits, with Fund Information
                                                          December 31, 1995
                                                           (In thousands)

                                      |------------------------Participant Directed---------------------|-Non-Participant Directed-|
                                                                                American       America
                                        IDS      IDS New     Express Trust    Express Trust   Templeton
                                       Mutual   Dimensions       Equity        Collective      Foreign    Services   Minerals
             Fund                       Fund       Fund      Index Fund II   Income Fund II     Fund       Stock      Stock    Total
------------------------------------------------------------------------------------------------------------------------------------


Assets
Assets held by Trustee:
   Common stock.......................$      -           -             -                -            -     55,275     6,178   61,453
   Mutual funds.......................  13,632      15,127         6,325           43,042        1,281          -         -   79,407
   Principal cash.....................       -           -             -                -            -         10         -       10
   Short-term investments.............       -           -             -                -            -        339       200      539
------------------------------------------------------------------------------------------------------------------------------------

                                        13,632      15,127         6,325           43,042        1,281     55,624     6,378  141,409
   Accrued income.....................       -         674             -                -            -          2         1      677
   Loans to participating
     employees........................   1,649       1,445           311            7,486           20          -         -   10,911
------------------------------------------------------------------------------------------------------------------------------------

                                        15,281      17,246         6,636           50,528        1,301     55,626     6,379  152,997
Contributions receivable:
   Participating employees............     178         240           107              442           44          -         -    1,011
   Participating employers............       -           -             -                -            -        484        77      561
------------------------------------------------------------------------------------------------------------------------------------

     Total assets.....................  15,459      17,486         6,743           50,970        1,345     56,110     6,456  154,569

Liabilities
Cash overdraft........................       -           -             -               22            -          -         -       22
------------------------------------------------------------------------------------------------------------------------------------


Net assets available for plan
   benefits (includes $387 for
   benefits payable to participants
   at December 31, 1995)..............$ 15,459      17,486         6,743           50,948        1,345     56,110     6,456  154,547
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                       SAVINGS-INVESTMENT PLAN
                                    OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
      Statement of Net Assets Available for Plan Benefits, with Fund Information
                                                            December 31, 1996
                                                             (In thousands)

                                 |-----------------------------------------------------------------------------Participant Directed-
                                                                                                                 Inter-     Small-
                                                                     Stable    Spectrum    Equity   Equity      national      Cap
                                    Brink's Burlington  Minerals     Value     Income     Income      Index      Stock      Value
             Fund                    Stock      Stock      Stock      Fund       Fund       Fund       Fund       Fund       Fund
------------------------------------------------------------------------------------------------------------------------------------


Assets
Assets held by Trustee:
 Common stock.......................$ 114         30         23          -          -          -          -          -          -
 Mutual funds.......................    -          -          -     50,868        260      1,421      8,362      2,363        777
------------------------------------------------------------------------------------------------------------------------------------

                                     114         30         23     50,868        260      1,421      8,362      2,363        777
 Loans to participating
  employees........................    -          -          -      9,327         (3)         4        517         69          -
-------------------------------------------------------------------------------------------------------------------

                                     114         30         23     60,195        257      1,425      8,879      2,432        777
Contributions receivable:
 Participating employees...........   17          4          3        342          6         27         95         42         15
 Participating employers...........    -          -          -          -          -          -          -          -          -
-------------------------------------------------------------------------------------------------------------------

   Total assets....................  131         34         26     60,537        263      1,452      8,974      2,474        792

Net assets available for plan
 benefits (includes $337 for
 benefits payable to participants
 at December 31, 1996).............$ 131         34         26     60,537        263      1,452      8,974      2,474        792
-------------------------------------------------------------------------------------------------------------------


                              |--Participant Directed------------------------------|-------Non-Participant Directed--------|
                            New                Personal   Personal   Personal
                            America      New     Strategy   Strategy   Strategy
                            Growth    Horizons    Fund -     Fund -     Fund -     Brink's  Burlington  Minerals
             Fund           Fund       Fund      Income    Balanced    Growth      Stock      Stock      Stock      Total
-------------------------------------------------------------------------------------------------------------------


Assets
Assets held by Trustee:
 Common stock.............$     -          -          -          -          -     47,151     18,556      7,854     73,728
 Mutual funds............. 19,949      2,678        432     15,383        504          -          -          -    102,997
-------------------------------------------------------------------------------------------------------------------

                           19,949      2,678        432     15,383        504     47,151     18,556      7,854    176,725
 Loans to participating
  employees...............  1,999          8         (7)     1,987         (9)        58         19          7     13,976
-------------------------------------------------------------------------------------------------------------------

                           21,948      2,686        425     17,370        495     47,209     18,575      7,861    190,701
Contributions receivable:
 Participating employees..    209         56         11        135         25          -          -          -        987
 Participating employers..      -          -          -          -          -        287         70        151        508
-------------------------------------------------------------------------------------------------------------------

   Total assets........... 22,157      2,742        436     17,505        520     47,496     18,645      8,012    192,196

Net assets available for plan
 benefits (includes $337 for
 benefits payable to participants
 at December 31, 1996)...$ 22,157      2,742        436     17,505        520     47,496     18,645      8,012    192,196
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                       SAVINGS-INVESTMENT PLAN
                                            OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                        Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                                                    Year Ended December 31, 1995
                                                           (In thousands)




                                            |--------------------------Participant Directed---------------------------
                                                                                       American           America
                                                 SIP        IDS        IDS New       Express Trust     Express Trust
                                               Income     Mutual     Dimensions         Equity          Collective
   Fund                                        Account     Fund         Fund         Index Fund II    Income Fund II
-------------------------------------------------------------------------------------------------------------------

Additions to net assets:
Income:
   Dividends...............................$        -        654            674               -                   -
   Interest:
     Participant loans.....................         -         91            102              37                 367
     Other.................................         3          -              -               -                   -
Net appreciation (depreciation) in
   fair value of investments...............        25      1,943          3,147           1,424               2,490
Contributions:
   Employer................................         -          -              -               -                   -
   Employee................................         -      1,988          2,600           1,093               5,393
   Rollovers from other qualified
     plans.................................         -        124            132              59                 200
-------------------------------------------------------------------------------------------------------------------

     Total additions.......................        28      4,800          6,655           2,613               8,450
-------------------------------------------------------------------------------------------------------------------

Distributions to participants or
   beneficiaries...........................         -     (1,058)        (1,248)           (318)             (4,972)
Administrative expenses....................         -          -              -               -                 (16)
-------------------------------------------------------------------------------------------------------------------

     Total deductions......................         -     (1,058)        (1,248)           (318)             (4,988)
-------------------------------------------------------------------------------------------------------------------

Investment transfers.......................   (48,481)       (41)           634           1,004              47,486
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) for year...........   (48,453)     3,701          6,041           3,299              50,948
Net assets:
   Beginning of year.......................    48,453     11,758         11,445           3,444                   -
-------------------------------------------------------------------------------------------------------------------

   End of year.............................$        -     15,459         17,486           6,743              50,948
-------------------------------------------------------------------------------------------------------------------

                                             Participant
                                           |--Directed---|-Non-Participant Drected-|

                                               Templeton
                                               Foreigh     Services     Minerals
   Fund                                        Fund          Stock       Stock       Total
-------------------------------------------------------------------------------------------------------------------

Additions to net assets:
Income:
   Dividends...............................$        73        347           262      2,010
   Interest:
     Participant loans.....................         10         -           -        607
     Other.................................         -           22          12         37
Net appreciation (depreciation) in
   fair value of investments...............        24        8,664      (4,215)    13,502
Contributions:
   Employer................................        -        5,448       1,044      6,492
   Employee................................        414            -           -     11,488
   Rollovers from other qualified
     plans.................................         37            -          39        591
-------------------------------------------------------------------------------------------------------------------

     Total additions.......................        558       14,481      (2,858)    34,727
-------------------------------------------------------------------------------------------------------------------

Distributions to participants or
   beneficiaries...........................        (32)      (4,446)       (586)   (12,660)
Administrative expenses....................          -            -           -        (16)
-------------------------------------------------------------------------------------------------------------------

     Total deductions......................        (32)      (4,446)       (586)   (12,644)
-------------------------------------------------------------------------------------------------------------------

Investment transfers.......................        117         (666)        (53)         -
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) for year...........        643        9,369      (3,497)    22,051
Net assets:
   Beginning of year.......................        702       46,741       9,953    132,496
-------------------------------------------------------------------------------------------------------------------

   End of year.............................$     1,345       56,110       6,456    154,547
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.





                                                         SAVINGS-INVESTMENT PLAN
                                              OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                          Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                                                      Year Ended December 31, 1996
                                                             (In thousands)



                          |------------------------------------------------------------------------------------Participant Directed-
                                                                        American      American
                                                       IDS   IDS New     Express       Express     TempletonStable Spectrum Equity
                           Brink'sBurlington MineralsMutualDimensions Trust EquityTrust Collective  Foreign  Value  Income  Income
             Fund           Stock    Stock     Stock  Fund    Fund    Index Fund IIIncome Fund II    Fund    Fund    Fund    Fund
-------------------------------------------------------------------------------------------------------------------


Additions to net assets:
Income:
   Dividends................$  -        -         2     137     14           -               -          -    2,178     10      63
   Interest from participant
     loans..................   -        1         -      26     24           5             126          -      351      2       6
Net appreciation
   (depreciation) in fair value
   of investments...........  (5)       -         3     224  1,044         414             641         64        -      2      53
Contributions:
   Employer.................   -        -         -       -      -           -               -          -        -      -       -
   Employee................. 111       30        21     355    605         247             899        167    3,961     41     200
   Rollovers from other
     qualified plans........   -        -         -       -      -           -               -          -      133     34      22
-------------------------------------------------------------------------------------------------------------------

     Total additions........ 106       31        26     742  1,687         666           1,666        231    6,623     89     344
-------------------------------------------------------------------------------------------------------------------

Distributions to
   participants or
   beneficiaries............   -        -         -    (293)  (290)        (97)           (966)       (27)  (3,499)   (10)    (42)
Investment transfers........  25        3         - (15,908)(18,883)    (7,312)        (51,648)    (1,549)  48,272    184   1,150
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease)
   for year................. 131       34        26 (15,459)(17,486)    (6,743)        (50,948)    (1,345)  51,396    263   1,452
Plan merger (note 1)........   -        -         -       -      -           -               -          -    9,141      -       -
Net assets:
   Beginning of year........   -        -         -  15,459 17,486       6,743          50,948      1,345        -      -       -
-------------------------------------------------------------------------------------------------------------------

   End of year..............$131       34        26       -      -           -               -          -   60,537    263   1,452
-------------------------------------------------------------------------------------------------------------------

                          |---------------------------Participant Directed--------------------------|--Non-Participant Directed----|
                                    Inter-  Small-    New           Personal Personal Personal
                           Equity  national   Cap   America   New   Strategy Strategy Strategy
                           Index    Stock   Value  Growth Horizons  Fund -   Fund -   Fund -Services Brink'sBurlington Minerals
             Fund          Fund     Fund    Fund    Fund    Fund    Income  Balanced  Growth  Stock   Stock    Stock     Stock Total
-------------------------------------------------------------------------------------------------------------------


Additions to net assets:
Income:
   Dividends..............$  201      63      39   1,669      243      40      695       38       -    174      217      308  6,091
   Interest from participant
     loans................    46      15       4     131       17       2       94        5       -      2        -        -    857
Net appreciation
   (depreciation) in fair value
   of investments.........   873     115      26    (178)    (173)     (1)     770       (1)    439  8,234      941      748 14,233
Contributions:
   Employer...............   -       -       -       -        -       -        -        -       -  3,509    2,034    1,001  6,544
   Employee................1,061     461     100   2,326      418      81    1,576      183       -      -        -        - 12,843
   Rollovers from other
     qualified plans........  46      23       9      58       50      44      111       13       -      -        -        -    543
-------------------------------------------------------------------------------------------------------------------

     Total additions.......2,227     677     178   4,006      555     166    3,246      238     439 11,919    3,192    2,057 41,111
-------------------------------------------------------------------------------------------------------------------

Distributions to
   participants or
   beneficiaries...........(328)    (60)     (2)   (779)     (91)      -     (675)       -       - (3,802)  (1,197)    (445)(12,599)
Investment transfers.......7,075   1,857     616  18,930    2,278     270   14,934      282 (56,549)39,379   16,650      (56)     -
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease)
   for year................8,974   2,474     792  22,157    2,742     436   17,505      520 (56,110)47,496   18,645    1,556 28,512
Plan merger (note 1)........   -       -       -       -        -       -        -        -       -      -        -        -  9,141
Net assets:
   Beginning of year........   -       -       -       -        -       -        -        -  56,110      -        -    6,456 154,547
-------------------------------------------------------------------------------------------------------------------

   End of year..............$8,974   2,474     792  22,157    2,742     436   17,505      520     - 47,496   18,645    8,012 192,196
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

                                            December 31, 1996 and 1995


(1)      Plan Information and Summary of Significant Accounting Policies

         Description of Plan

         The Savings-Investment Plan of The Pittston Company and its Subsidiaries (the "Plan") is a voluntary defined contribution plan sponsored by The Pittston Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the agreement provides specifically for participation) are eligible to participate after six months of full time service in which they have at least 1,000 hours of service or at least 1,000 hours of service in any 12 month period.

         A participant  may withdraw at anytime without being suspended from the
         Plan:

         (a)      Company contributions made prior to January 1, 1985.

         (b) all or a portion of after-tax contributions made prior to January 1, 1987.

         (c)      any rollover contributions.

         Any withdrawals of Company matched contributions made after January 1, 1985 require the employer to suspend making any contributions on behalf of the participant for a period of six months.

         Because of the Plan's special income tax advantages, the Internal Revenue Service ("IRS") generally requires that pretax savings remain in the Plan while the participant is actively employed. However, there are currently two exceptions to this rule:

          (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions, or

         (b) If the participant has a "financial hardship" (as that term is defined by IRS guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

         The first exception results in a suspension of Company contributions for a period of six months. A hardship withdrawal results in a suspension of employee pretax contributions for twelve months.

         From time to time, some of the available monies in each of the funds is invested in short-term investments to increase liquidity for making loans and distributing funds to participants. Additionally, loans to participating employees are shown as an asset in the fund in which the employee had invested contributions.

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for plan benefits and changes in those net assets at fair values. The fair value of Company stocks and mutual fund investments was determined by using quoted market prices. Short-term investments are stated at cost, which approximates fair value. Participant loan balances are valued at cost which approximates fair value. The cost of securities sold is determined principally on the basis of specific identification.

         Trust Fund Management

         During the first three months of 1996 and all of 1995, trustee and recordkeeping services, as well as investment manager responsibilities, were provided through IDS Trust Company. Effective April 1, 1996, all trustee, recordkeeping and investment manager responsibilities were transferred to T. Rowe Price & Company (the "Trustee").

         Under the Trust Agreement between the Company and the Trustee, the Trustee is responsible for the safekeeping of assets in the Trust Fund and the maintenance of records relating to receipts and disbursements from the Trust Fund. The Trustee invests funds and makes payments from the Trust Fund as directed by participants and the Company.

         Vesting Policy

         The individual is 100% vested in the market value of his or her pretax contributions and vesting in the Company matched contributions is based on years of service as follows:

                        Less than 3 years...................................None
                         3 but less than 4 years.............................50%
                         4 but less than 5 years.............................75%
                        5 or more years.....................................100%

         If a participant ends his or her employment with the Company and is subsequently rehired, their prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

         Forfeitures, the nonvested portion of a participant's account upon withdrawal from the Plan, are used to offset future contributions of the Company to the Plan. Participants should refer to the Plan document for more complete information.

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         Plan Merger

         Effective April 1, 1996, the Production Incentive Plan of Paramont Coal Corporation, a non-contributory defined contribution plan covering substantially all salaried and hourly employees of Paramont Coal
         Corporation, a wholly-owned indirect subsidiary of The Pittston Company, was merged with the Plan. As a result, net assets of approximately $9,141,000 were transferred into the Plan.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         Use of Estimates

         In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(2)      Participant Loans

         Participants can borrow up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each loan is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Negative loan balances in the Plan may occur within a particular investment option if a participant has changed his or her allocation method from the method used at the time the loan was distributed. The interest rate charged is generally equal to the prime interest rate plus 1%. Repayments are made through level monthly payroll deductions and cannot exceed 4 1/2 years for general purpose loans and 15 years for principal residence loans.

(3)      Contributions

         Each participant could designate a basic contribution of up to the lesser of $9,500 or 15% of pretax earnings during 1996 and $9,240 or 15% of pretax earnings during 1995, subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, earnings are defined as regular pay including commissions and bonuses,

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages on a monthly basis.

         Effective April 1, 1996, T. Rowe Price & Company assumed trustee, recordkeeping and investment management services of the Plan. In conjunction with the transfer of these functions, participant contributions maintained by the prior Trustee were transferred to the following funds:

         o T. Rowe Price Stable Value Fund - consisting primarily of guaranteed investment contracts, bank investment contracts and structured investment contracts.

         o T. Rowe Price Spectrum Income Fund - consisting primarily of a diversified group of T. Rowe Price mutual funds which invest principally in fixed-income securities.

         o T. Rowe Price Equity Income Fund - consisting of investments in dividend paying common stocks, and fixed income and convertible securities.

         o T. Rowe Price Equity Index Fund - consisting of investments in some or all of the stocks in the Standard & Poor's 500 Index.

               o T. Rowe Price International Stock Fund - consisting of investments in established non-U.S. equities.

         o T. Rowe Price Small-Cap Value Fund - consisting of investments in common stocks of companies with market capitalizations which are generally $500 million or less.

         o T. Rowe Price New America Growth Fund - consisting of investments in common stock of U.S. companies which operate in the service sector of the economy and which generally have lower fixed costs, are less capital intensive and maintain smaller inventories.

         o T. Rowe Price New Horizons Fund - consisting of investments in common stocks of young, emerging growth companies in a broad range of industries.

         o T. Rowe Price Personal Strategy Fund - Income - consisting of investments with a primary emphasis on income and a secondary emphasis on capital appreciation and typically consists of approximately 40% in stocks, 40% in bonds and 20% in money market securities.

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         o T. Rowe Price Personal Strategy Fund - Balanced - consisting of investments with an emphasis on both capital appreciation and income and typically consists of approximately 60% in stocks, 30% in bonds and 10% in money market securities.

         o T. Rowe Price Personal Strategy Fund - Growth - consisting of investments with a primary emphasis on capital appreciation and typically consists of approximately 80% in stocks and 20% in bonds and money market securities.

         Additionally, on April 1, 1996, the Plan was amended to permit participants to invest their own contributions in the Company's three classes of Common Stock.

         During 1995, participant contributions to the Plan could be invested in the following funds:

         o        SIP  Income  Account  -  consisted   primarily  of  guaranteed
                  investment contracts, bank investment contracts and short-term instruments.

         o IDS Mutual Fund - consisted primarily of securities of medium to large, well established companies that offer long term capital appreciation and reasonable income from dividends and interest.

         o IDS New Dimensions Fund - consisted primarily of common equity in companies focused on long-term capital appreciation.

         o American Express Trust Equity Index Fund II - consisted primarily of some or all of the stocks in the Standard & Poor's 500 Index.

         o American Express Trust Collective Income Fund II - consisted primarily of investments in guaranteed investment contracts, bank investment contracts and structured investment contracts.

         o Templeton Foreign Fund - consisted of investments in equity securities of companies and fixed income instruments of governments outside the United States.

         During 1995, the SIP Income Account was closed and participant contributions were transferred to the American Express Trust Collective Income Fund II. The other funds, indicated above, remained available for participant contributions throughout 1995 and the first three months of 1996.

         Participant contributions up to 5% were matched by the Company at rates ranging from 50% to 100% and 50% to 125% in 1996 and 1995, respectively. Participants who were employees of Brink's, Incorporated and Pittston Minerals Ventures, wholly-owned subsidiaries of the Company, Pittston Administrative Services and corporate office employees were matched at a

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         rate of 100% in 1996 and 1995. Participants who were employees of Burlington Air Express Inc., a wholly-owned subsidiary of the Company, were matched at a rate of 75% in 1996 and 87.5% in 1995. Participants who were employees of Brink's Home Security, Inc., a wholly-owned subsidiary of the Company, were matched at a rate of 75% in 1996 and 125% in 1995. During 1995, the matched contribution for Brink's Home Security, Inc. was composed of a base rate of 75% plus an additional amount based on performance. This additional allocation to the base rate did not occur during 1996. Participants who were employees of Pittston Coal Company, a wholly-owned subsidiary of the Company, were matched at a rate of 50% in 1996 and 1995. The Company may adjust the rate at which contributions are matched.

         During 1995, all Company contributions were invested in the Company Stock Fund and were used to purchase Pittston Services Group Common Stock ("Services Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"). Additionally, Company matching contributions were used to purchase Services Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Services Group or Minerals Group, respectively. On January 18, 1996, the shareholders of the Company approved the Brink's Stock Proposal, resulting in the modification, effective as of January 19, 1996, of the capital structure of the Company to include an additional class of common stock. The outstanding shares of Services Stock were redesignated as Pittston Brink's Group Common Stock ("Brink's Stock") on a share-for-share basis, and a new class of common stock, designated as Pittston Burlington Group Common Stock ("Burlington Stock"), was distributed on the basis of one-half share of Burlington Stock for each share of Services Stock held by shareholders of record on January 19, 1996. Accordingly, on the effective date, 1,755,550 shares of Services Stock were converted to 1,755,550 shares of Brink's Stock and 877,775 shares of Burlington Stock. All participant portions of Company matching contributions held in Services Stock prior to the redesignation were replaced with shares of Brink's Stock and Burlington Stock. During 1996, Company matching contributions were used to purchase Brink's Stock, Burlington Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Brink's Group, Burlington Group or Minerals Group, respectively. Company matching contributions for those participants not employed by a specific subsidiary of the Company were allocated between Brink's Stock, Burlington Stock and Minerals Stock based upon the proportion that the total fair value of each stock at the previous year end bears to the total combined fair value of the stocks.

(4)      Distributions

         Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of the employee's contributions and related investment income and all vested Company matching contributions and related investment income will be

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         distributed in cash except payouts from the Company stock funds which will be made in shares of the Company's stock unless cash payment is specifically requested. The value of any fractional shares is distributed in cash. Additionally, if a participant's employment with the Company terminates and he or she has an account balance more than $3,500, he or she may (1) elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan for an unlimited period of time, or (2) make an irrevocable election to receive the payout in installments for a period of up to five years. Participants who retire on their normal retirement date may elect to defer distribution until age 70.

(5)      Administration

         Substantially all costs incurred in the administration of the Plan are paid by the Company. The balance of such costs, if any, is paid by the Plan.

(6)      Federal Income Taxes

         The Plan obtained its latest determination letter on February 9, 1995, in which the IRS stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code and accordingly, the Plan is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan was amended and restated since the receipt of the determination letter. The Company is in the process of completing a determination letter request which is intended to be filed with the IRS prior to December 31, 1997. The Company believes the amended Plan continues to satisfy the applicable requirements of the Internal Revenue Code.

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

(7)      Investments

         Investments at December 31, 1996 and 1995 consisted of:

                                                     1996                  1995
                                   --------------------------------------------

                                                                  (In thousands)

           Investment at fair value as determined by quoted market prices:
                Mutual funds                 $   102,997                  79,407
                Common stocks                     73,728                  61,453
                                    --------------------------------------------


                                                 176,725                 140,860
                                    --------------------------------------------



           Investments at estimated fair value:
                Loans to participating employees  13,976                  10,911
                Short-term investments in money
                  market funds                        --                     539
                                    --------------------------------------------


                                             $   190,701                 152,310
                                    --------------------------------------------



         During 1996, the Plan's investments (including investments brought, sold and held during the year) appreciated in value as follows:

                                                         Year Ended December 31,
                                                       1996                 1995
                                                 -------------------------------

         Investments at fair value as determined by quoted (In thousands) market prices:
              Mutual funds                        $    3,873               9,053
              Common stocks                           10,360               4,449
                                                 -------------------------------

                                                  $   14,233              13,502
                                                 -------------------------------

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

         Investments at fair value which represent 5% or more of the net assets of the Plan are as follows:
                                                                     December 31
                                                --------------------------------

         Investment                                    1996                 1995
         ----------
                                                --------------------------------

                                                                  (In thousands)
         Pittston Services Group Common Stock...$         -               55,275
         Pittston Brink's Group Common Stock....     47,265                    -
         Pittston Burlington Group Common Stock.     18,586                    -
         Pittston Minerals Group Common Stock...          -                6,178
         IDS Mutual Fund........................          -               13,632
         IDS New Dimensions Fund................          -               15,127
         American Express Trust Collective
           Income Fund II.......................          -               43,042
         T. Rowe Price Stable Value Fund........    50,868                    -
         T. Rowe Price New America Growth Fund..     19,949                    -
         T. Rowe Price Personal Strategy Fund
           - Balanced..........................      15,383                    -
         Participant Loans......................     13,976               10,911

(8)      Reconciliation to Form 5500

         The Form 5500 for the years ended December 31, 1996 and 1995 for the Plan includes a liability for benefits payable in the statements of net assets available for plan benefits. The accompanying financial statements disclose this liability parenthetically on the statements of net assets available for plan benefits. The following reconciles net assets available for plan benefits and benefits paid to participants from the Form 5500 to the Plan financial statements.

                                                       1996                 1995
                                               ---------------------------------

                                                                  (In thousands)
         Net assets available for plan
           benefits - Form 5500.................$    191,859             154,160
         Benefits payable.......................         337                 387
                                                --------------------------------

         Net assets available for plan benefits -
           financial statements.................$    192,196             154,547
                                                --------------------------------

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements


                                                       1996                 1995
                                                --------------------------------

                                                                  (In thousands)
         Benefits paid to participants per the
           Statement of Changes in Net Assets
           Available for Plan Benefits...........$    12,599              12,660
         Add: benefits payable to participants at
           end of year...........................        337                 387

         Less: benefits payable to participants at
           beginning of year.....................        387                 459
                                                --------------------------------


         Benefits paid to participants per the
           Form 5500.............................$    12,549              12,588
                                                --------------------------------

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements

                                                                     Schedule 1

                                                 SAVINGS-INVESTMENT PLAN
                                      OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Item 27a - Schedule of Assets Held for Investment Purposes
                                                    December 31, 1996
                                          (In thousands, except share amounts)


                                                                            Description of Investment
                                                                            Including Maturity Date,
       Identity of Issue, Borrower,                                       Rate of Interest, Collateral,                         Fair
          Lessor or Similar Party                                             Par or Maturity Value         Cost               Value
-------------------------------------------------------------------------------------------------------------------


The Pittston Company                                              1,750,683 shares Pittston
                                                                  Brink's Group Common Stock;
                                                                  $1 par value                        $     26,983            47,265

The Pittston Company                                              929,398 shares Pittston
                                                                  Burlington Group Common Stock;
                                                                  $1 par value                              11,325            18,586

The Pittston Company                                              512,388 shares Pittston
                                                                  Minerals Group Common Stock;
                                                                  $1 par value                               6,952             7,877

T. Rowe Price                                                     50,867,555 shares in the Stable
                                                                  Value Fund                                50,868            50,868

T. Rowe Price                                                     23,178 shares in the Spectrum
                                                                  Income Fund                                  258               260

T. Rowe Price                                                     63,063 shares in the Equity
                                                                  Income Fund                                1,371             1,421

T. Rowe Price                                                     411,105 shares in the Equity
                                                                  Index Fund                                 7,557             8,362

T. Rowe Price                                                     171,256 shares in the International
                                                                  Stock Fund                                 2,263             2,363

T. Rowe Price                                                     39,720 shares in the Small-Cap
                                                                  Value Fund                                   750               777






                                                      -12-

                                              SAVINGS-INVESTMENT PLAN
                                   OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                                           Notes to Financial Statements
                                                                                                              Schedule 1
                                                 SAVINGS-INVESTMENT PLAN

                                      OF   THE   PITTSTON    COMPANY   AND   ITS
                               SUBSIDIARIES  Item 27a - Schedule  of Assets Held
                               for Investment Purposes
                                                    December 31, 1996
                                          (In thousands, except share amounts)


                                                                            Description of Investment
                                                                            Including Maturity Date,
       Identity of Issue, Borrower,                                       Rate of Interest, Collateral,                         Fair
          Lessor or Similar Party                                             Par or Maturity Value          Cost              Value
-------------------------------------------------------------------------------------------------------------------



T. Rowe Price                                                     519,899 shares in the New
                                                                  America Growth Fund                       20,194            19,949

T. Rowe Price                                                     123,014 shares in the New
                                                                  Horizons Fund                              2,848             2,678

T. Rowe Price                                                     37,336 shares in the Personal
                                                                  Strategy Fund - Income                       438               432

T. Rowe Price                                                     1,157,507 shares in the Personal
                                                                  Strategy Fund - Balanced                  14,651            15,383

T. Rowe Price                                                     35,821 shares in the Personal
                                                                  Strategy Fund - Growth                       506               504

Loans                                                             to
                                                                  Participating
                                                                  Employees
                                                                  Participant
                                                                  loans       at
                                                                  interest rates
                                                                  ranging   from
                                                                  6.8% to 10.0%;
                                                                  repayment  not
                                                                  to   exceed  4
                                                                  1/2  years for
                                                                  general
                                                                  purpose and 15
                                                                  years
                                                                  for principal residence                   13,976            13,976
-------------------------------------------------------------------------------------------------------------------


                                                                                                      $    160,940           190,701
-------------------------------------------------------------------------------------------------------------------

                         Consent of Independent Auditors






We consent to incorporation by reference in the registration statement (No. 333-02219) on Form S-8 of The Pittston Company of our report dated June 27, 1997, relating to the statements of net assets available for plan benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended and all related schedules, which report appears in the 1996 Annual Report on Form 11-K of the Savings-Investment Plan of The Pittston Company and its Subsidiaries.



KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP
Richmond, Virginia

June 27, 1997




                                                     Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                         Savings-Investment Plan
                                                         of The Pittston Company
                                                            and its Subsidiaries
                                                                  (Name of Plan)




                                                                Frank T. Lennon
                                                               (Frank T. Lennon
                                               Vice President - Human Resources
                                                             and Administration)

Date: June 26, 1997